UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )

Kips Bay Medical, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

49726K 105

(CUSIP Number)

Nader C. Kazeminy

C/O NJK Holding Corporation.

Normandale Lake Office Park

8500 Normandale Lake Blvd.

Suite 600

Minneapolis, MN 55437

(952) 831-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 49726K 105	Page 2 of 9

(1)	Names of reporting persons: Kips Bay Investments, LLC I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO1
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Minnesota
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 6,789,056
	(8)	Shared voting power:
	(9)	Sole dispositive power: 6,789,056
	(10)	Shared dispositive power:
(11)	Aggregate amount beneficially owned by each reporting person: 6,789,056
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 43.1%
(14)	Type of reporting person: OO

(1)	This form is filed in connection with the acquisition by a member of the purported group of securities using his personal funds.

CUSIP No. 49726K 195	Page 3 of 9

(1)	Names of reporting persons: Nader C. Kazeminy I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds: OO1
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:
	(8)	Shared voting power: 6,789,056
	(9)	Sole dispositive power:
	(10)	Shared dispositive power: 6,789,056
(11)	Aggregate amount beneficially owned by each reporting person: 6,789,056
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 43.1%
(14)	Type of reporting person: IN

(1)	This form is filed in connection with the acquisition by a member of the purported group of securities using his personal funds

CUSIP No. 49726K 195	Page 4 of 9

(1)	Names of reporting persons: Nasser J. Kazeminy I.R.S. Identification Nos. of above persons (entities only):
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 2,900
	(8)	Shared voting power: 6,789,056
	(9)	Sole dispositive power: 2,900
	(10)	Shared dispositive power: 6,789,056
(11)	Aggregate amount beneficially owned by each reporting person: 6,791,956
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 43.2%
(14)	Type of reporting person: IN

Item 1.	Security and Issuer:

This Schedule 13D is filed with respect to the Common Stock, $.01 par value, of Kips Bay Medical, Inc. (the “Company”).

Item 2.	Identity and Background:

(a)	This Schedule 13D is being filed by Kips Bay Investments, LLC, a Delaware limited liability company (“KBI”), Nader C. Kazeminy, its Chief Executive Officer, and Nasser J. Kazeminy, holder with his spouse, of 40% of the limited liability company interests in KBI, and a co-trustee of three trusts that hold the remaining 60% interest in KBI.

(b)	The business address of each Reporting Person is:

c/o	NJK Holding Corporation

   Normandale Lake Office Park

   8500 Normandale Lake Blvd.

   Suite 600

   Minneapolis, MN 55437

(c)	Each of the individual Reporting Persons is engaged in private investment in, and management of, business enterprises.

(d)	Neither of the individual Reporting Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

(e)	Neither of the individual Reporting Persons were party to a civil, judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding a violation of such laws.

(f)	Both individual Reporting Persons are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration:

The 2,900 shares that gave rise to this Schedule 13D were purchased with personal funds on hand.

Item 4.	Purpose of Transaction:

Nasser J. Kazeminy acquired 2,900 shares of common stock of the Company in open market transactions on September 30, 2011. KBI acquired 6,789,056 shares in various private transactions from May 21, 2008 through February 26, 2010, all of which preceded the date upon which the Company’s common stock was registered under Section 12 of the Securities Exchange Act of 1934. All such shares were acquired for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would result in, any of the purposes set forth in Item 4(a) through Item 4(j) of Schedule 13D. The Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of Kips Bay Medical, Inc. or formulate plans or proposals regarding Kips Bay Medical or its securities, to the extent deemed advisable by the Reporting Persons in light of their investment policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer:

(a)	As of September 30, 2011, KBI is the record owner of 6,789,056 shares of the Company’s Common Stock, which representing approximately 43.1% of the shares outstanding. As of September 30, 2011, Nasser Kazeminy is the beneficial owner of 2,900 shares of the Company’s Common Stock, representing less than 1% of such Common Stock. As of September 30, 2011, Nader C. Kazeminy is the Chief Executive Officer of KBI and has decision making authority for KBI, and Nasser Kazeminy controls, directly or indirectly, a majority of the membership interests in KBI.

(b)	KBI has sole power to vote and sole power to dispose of 6,786,056 shares of common stock.

Through their positions as principal officer of, or direct or indirect holder of the majority of equity interests in, KBI, Nader C. Kazeminy and Nasser J. Kazeminy may be deemed to have shared power to vote and shared power to dispose of 6,786,056 shares of the Company’s Common Stock. Nader C. Kazeminy and Nasser J. Kazeminy disclaim beneficial ownership of shares in which they individually do not have a fiduciary interest.

Nasser J. Kazeminy has sole power to vote, and sole power to dispose, of 2,900 shares of the Company’s common stock.

(c)	Nasser J. Kazeminy purchased 2,900 shares of the Company’s common stock in open market transactions on September 30, 2009. No other transactions were completed in the Company’s securities by the Reporting Persons during the past 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to that certain Investment Agreement between, inter alia, KBI and the Company dated as of July 19, 2007, the Company is required to file a registration statement under the Securities Act of 1933, as amended, covering the re-sale of 1,000,000 or more shares of our common stock within 90 days of a request by KBI. The Company is not obligated to take any registration-related actions during the following periods:

•	prior to the date that is six months following the effective date of the Company’d first registered public offering pursuant to a firm commitment underwritten offering;

•

during the period starting with the date that is 90 days prior to the Company’s good faith estimated date of filing of, and ending on the date three months immediately following the effective date of, any registration statement pertaining to the Company’s securities, provided certain conditions are met;

•	after the Company has effected two registrations of securities for KBI, excluding registrations effected on Form S-3 or any successor form, and such registrations have been declared effective; and

•

if the Company furnishes KBI with a certificate stating that in the good faith judgment of the Company’s board of directors it would be seriously detrimental to the Company or its stockholders for a registration statement to be filed in the near future, which certificate may only be used once in any 12-month period, and which certificate may only defer the registration obligation for a maximum of 120 days.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2011

Kips Bay Investments, LLC

By	/s/ Nader C. Kazeminy
Nader C. Kazeminy, its Chief Executive Officer

/s/ Nader C. Kazeminy
Nader C. Kazeminy

/s/ Nasser J. Kazeminy
Nasser J. Kazeminy